[redacted]

08028719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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BB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT EXCHANGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 JOG ROAD
(No. and Street)

GREENACRES FLORIDA 33415
(City) (State) (Zip Code)

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED BARSTEIN, PRESIDENT 561-228-5454 (ALT. 561-308-7133)
DIANE BARSTEIN, SECRETARY 561-228-5405 (ALT. 561-439-5252 x2224)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTZ RUBENSTEIN REMINICK LLP
(Name – *if individual, state last, first, middle name*)

125 BAYLIS ROAD MELVILLE NEW YORK 11743-3823
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KQ 3/21

OATH OR AFFIRMATION

I, FRED BARSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT EXCHANGE, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Laurie Ortiz
My Commission DD397144
Expires 04/04/2009

FRED BARSTEIN Signature

PRESIDENT AND CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTZ
RUBENSTEIN
REMINICK

RETIREMENT EXCHANGE, INC.

(A Development Stage Company)

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007 and Period May 22, 2002 (Inception) through December 31, 2007

HOLTZ
RUBENSTEIN
REMINICK

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Contents

Year Ended December 31, 2007 and Period May 22, 2002 (Inception) through December 31, 2007 — *Pages*

HOLTZ
RUBENSTEIN
REMINICK

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report

Stockholder
Retirement Exchange, Inc.
Greenacres, Florida

We have audited the accompanying statement of financial condition of Retirement Exchange, Inc. (a development stage company) as of December 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended and the period May 22, 2002 (inception) through December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Exchange, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended and the period May 22, 2002 (inception) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

Melville, New York
February 23, 2008

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and Cash Equivalents	$	111,784
Total Assets	$	111,784
Liabilities and Stockholder's Equity		
Liabilities:		
Due to Parent	$	58,140
Stockholder's Equity:		
Common stock, $.001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		179,999
Deficit accumulated during the development stage		(126,356)
Total Stockholder's Equity		53,644
Total Liabilities and Stockholder's Equity	$	111,784

See notes to financial statements.

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Statements of Operations

Year Ended December 31, 2007 and Period May 22, 2002 (Inception) through December 31, 2007

	Year Ended December 31, 2007	Period May 22, 2002 (Inception) through December 31, 2007
Expenses:		
Continuing education	$ -	$ 17,051
Bank fees	-	148
Dues and subscriptions	1,428	3,637
Insurance	368	1,492
Legal and professional	23,194	112,863
Licensing and registration fees	2,549	17,012
Marketing	520	720
Office expense	94	15,262
Taxes	219	922
	28,372	169,107
Other Income:		
Interest income	3,326	7,751
Other income	35,000	35,000
	38,326	42,751
Net Income (Loss)	$ 9,954	$ (126,356)

See notes to financial statements.

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007 and Period May 22, 2002 (Inception) through December 31, 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit during the Development Stage	Total
	Shares	Amount			
Balance, May 22, 2002 (Inception)	-	$ -	$ -	$ -	$ -
Common Stock Issued for Cash	1,000	1	999	-	1,000
Contributed Capital	-	-	164,000	-	164,000
Net Loss	-	-	-	(136,310)	(136,310)
Balance, January 1, 2007	1,000	1	164,999	(136,310)	28,690
Contributed Capital	-	-	15,000	-	15,000
Net Income	-	-	-	9,954	9,954
Balance, December 31, 2007	1,000	$ 1	$ 179,999	$ (126,356)	$ 53,644

See notes to financial statements.

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Statements of Cash Flows

Year Ended December 31, 2007 and Period May 22, 2002 (Inception) through December 31, 2007

	Year Ended December 31, 2007	Period May 22, 2002 (Inception) through December 31, 2007
Cash Flows from Operating Activities:		
Net income (loss)	$ 9,954	$ (126,356)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Increase in liabilities:		
Due to affiliate	2,403	58,140
Net Cash Provided by (Used in) Operating Activities	12,357	(68,216)
Cash Flows from Financing Activities:		
Issuance of common stock for cash	-	1,000
Contributed capital	15,000	179,000
Net Cash Provided by Financing Activities	15,000	180,000
Net Increase in Cash and Cash Equivalents	27,357	111,784
Cash and Cash Equivalents, beginning of period	84,427	-
Cash and Cash Equivalents, end of period	$ 111,784	$ 111,784

See notes to financial statements.

Notes to Financial Statements

Year Ended December 31, 2007 and the Period May 22, 2002 (Inception) through December 31, 2007

1. Summary of Significant Accounting Policies

Nature of business - Retirement Exchange, Inc. ("REI" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of 401kExchange, Inc. ("Parent").

REI is in the development stage, as defined in Statement of Financial Accounting Standard No. 7, "Accounting and Reporting for Development Stage Enterprises". The Company was incorporated on May 22, 2002 and became a member of the NASD on April 17, 2004. To date, the Company has devoted its efforts primarily to various organizational activities, including obtaining its FINRA membership, designing a website, and developing a business plan. The Company has not commenced operations as planned and, as a result, has not generated working capital sufficient to fund its operations. Since inception, all of the Company's funding has been provided by its Parent. It is anticipated that additional funding will continue from the Parent in order for the Company to meet its intended obligations.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and state tax returns are prepared on a consolidated basis and, accordingly, inclusive in the consolidated group's filings.

2. Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk, consists principally of cash and cash equivalents. The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed amount insured by the Federal Depository Insurance Corporation ("FDIC").

3. Related Party Transactions

The Company and its Parent share office space. They are currently negotiating lease terms for office space and office equipment. Amount due to Parent at December 31, 2007, approximates $58,100.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2007, the Company had net capital of $51,808, which was $46,808 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 1.12 to 1.

Supplementary Information

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Supplementary Information - Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2007

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital:		
Total stockholder's equity	$	53,644
Non-allowable assets		-
Haircuts		1,836
	$	51,808

Ratio: Aggregate Indebtedness to Net Capital ($58,140/$51,808)	1.12 to 1

Reconciliation with Computation included in Part II of Form X-17a-5 as of December 31, 2007

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

Schedule 2 - Computation to Determination of Reserve Pursuant to Rule 15c3-3

Not Applicable

HOLTZ
RUBENSTEIN
REMINICK

Independent Auditors' Report on Internal Accounting Control

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report on Internal Accounting Control

Stockholder
Retirement Exchange, Inc.
Greenacres, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Retirement Exchange, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Retirement Exchange, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatement on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 23, 2008

END